Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
October 2, 2009
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Primus Guaranty, Ltd. Form 10-K for the year ended December 31, 2008 / Filed March 16, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2009 File No. 001-32307
Dear Ms. van Doorn:
On behalf of Primus Guaranty, Ltd. (“Primus” or the “Company”), I am writing in response to your comment letter dated August 21, 2009, which the Company received on September 18, 2009 regarding the filings referenced above.
The Company has addressed all of your comments resulting in enhanced or additional disclosures in the context of future filings.
For your convenience, the Company has restated your comments in full followed by the Company’s corresponding responses.
Form 10-K for the year ended December 31, 2008
Nonperformance Risk Adjustment, page 39
1.	We note that during 2008 you recorded a favorable nonperformance risk adjustment of $1.3 billion under SFAS 157 which reflects the widening of the company’s own credit spread. Please clarify if our understanding is correct that without this adjustment, net unrealized losses on credit swaps would have been $2.9 billion rather than the $1.6 billion recorded. Please show us how you plan to revise future filings to clarify.

Response:
We confirm your understanding that the net unrealized losses on credit swaps during 2008 would have been $2.9 billion rather than $1.6 billion if the nonperformance risk adjustment was excluded. The Company will incorporate disclosure in future filings in order to further clarify this by including substantially the following language where appropriate.
“Without this adjustment, the unrealized losses on credit swaps, at fair value in the consolidated statements of financial condition, would have been “xx” at the [balance sheet date].
Overview of Financial Results, page 42
2.	In future filings, please disclose the rate at which your perpetual preferred securities and subordinated deferrable interest notes are currently accruing interest, and state whether this rate represents the contractual maximum or was set by auction. Please provide this disclosure in the MD&A as well as the related financial statement footnote.
Response:
The Company will include in future filings the rates at which its perpetual preferred securities and subordinated deferrable interest notes are then accruing interest and will include a statement as to whether these rates represent the contractual maximum or were set by auction. However, with respect to the disclosure in the MD&A section, management of the Company believes it would be more appropriate to include such disclosure under the caption Interest Expense and Preferred Distributions.
Non-GAAP Financial Measures — Economic Results, page 57
3.	We note your inclusion of the non-GAAP measure “Economic Results”, which appears to be very similar to the non-GAAP measure “Core Earnings” originally presented in your S-1 filing and subsequent amendments in 2004. Please refer to Staff comment letters dated May 21, 2004 and July 2, 2004 where we addressed our concerns with the measure. Please tell us how you will revise the presentation to comply with item 10(e) of Regulation S-K. Your response should address why you are including an adjustment for credit events. In addition you should explain why the exclusion of these items results in a non-GAAP financial measure that is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:
The Company believes that disclosure of Economic Results, a non-GAAP financial measure, provides investors with useful information that enables them to see, among other things, the metrics used by its Compensation Committee in setting executive compensation as disclosed in the proxy statements for its annual shareholders meetings. The Company also considers that its inclusion of Economic Results is in compliance with the requirements under Item 10(e) of Regulation S-K. The Company does not present its Economic Results with greater prominence than its GAAP financial results; it also provides a reconciliation from GAAP results to Economic Results and a statement as to why the Company believes the inclusion of Economic Results provides useful information to investors.
Adjustments for credit events are included in the computation of Economic Results. Some background information related to the credit default swap market may be helpful. As a general rule, when credit events occur, there is approximately a one month gap in time between the occurrence of the event and the settlement (by payment of cash) of the event. The reason for the delay is primarily so that claims may be made and the settlement amount determined. For Economic Results purposes, Primus recognizes the event in the period in which it has occurred and, if the settlement takes place after the period end, makes a provision against the expected final settlement. In the subsequent period, the payment to settle the credit event is made and the provision is reversed. For a very small (approximately 0.25% of the total notional) sub-set of the credit swaps sold by Primus (credit default swaps on asset-backed securities or “CDS on ABS”) the credit event may occur as a result of downgrades in the ratings of the underlying asset backed securities. In these cases, there may be a longer delay, sometimes months or even years, in the settlement of the credit event. However, even in this circumstance, the Company will still make provision for the cost of the credit event in the period the event has occurred.
In addition, the Company will enhance its disclosure presentation of Economic Results in future filings by adding the following:
“Economic Results are useful to investors as they are used by management and our board of directors in evaluating the performance of the Company and establishing performance-based incentives.”
4.	We note that commencing with the third quarter of 2008, you make provisions for credit events only in the period in which the event occurs. Please clarify to us whether this change in accounting policy relates only to your presentation of Economic Results, or whether the change in policy is also applicable to your consolidated financial statements prepared in accordance with GAAP. Clarify how this compares to an incurred versus expected loss model.

Response:
Commencing with the third quarter of 2008, the Company has made a provision for credit events in the period in which the credit event occurs only for presentation of Economic Results. This change did not affect, and was not applicable, to the Company’s consolidated financial statements prepared in accordance with GAAP. The inclusion of a provision for credit events relates to events which have occurred, but not yet settled, rather than an expected loss model. Further information relating to credit events is provided in the response to Comment 3 above.
Exhibit 12
5.	Please advise us why you have excluded amortized debt issuance costs from your calculation of fixed charges. Refer to Item 503(d), Instruction 1.A. of Regulation S-K.
Response:
The Company classifies the amortization of debt issuance costs as finance-related costs and as such, is included in the interest expense caption in the consolidated statements of operations (as disclosed in Note 2 of 10-K). Therefore, for purposes of Exhibit 12, the Company has included the amortization of debt issuance costs in the calculation of fixed charges.
Exhibit 31
6.	In future filings please remove the reference to the certifying officer’s title in the introductory paragraph as the certification is to be made in a personal capacity.
Response:
The Company in future filings will remove the reference to the certifying officer’s title in the introductory paragraph of the certifications included in Exhibit 31.
Form 10-Q for the quarter ended June 30, 2009
Nonperformance Risk Adjustment, page 23
7.	We note that you recorded nonperformance risk adjustments of approximately $495.8 million as of June 30, 2009, which reduced the fair value of your credit swap liabilities. Please clarify how this positive adjustment relates to the $757.8 million decrease in net credit swap revenue recognized for the six months ended June 30, 2009. In addition clarify how the $1.3 billion nonperformance risk adjustment recorded as of December 31, 2008 relates to the $369.4 million increase in net credit swap revenue recorded for the six months ended June 30, 2008. Please show us how you plan to revise future filings to clarify.

Response:
In accordance with SFAS No. 157, the Company considers the effect of its own nonperformance risk in determining the fair value of its liabilities. Consideration of the Company’s nonperformance risk resulted in a reduction of the fair value of its credit swap liabilities [effectively a discount to the Company’s liabilities]. As a result, the Company’s nonperformance risk adjustment was $495.8 million as of June 30, 2009 and $1.3 billion as of December 31, 2008. After giving effect to nonperformance risk, the unrealized loss on credit swaps at fair value at June 30, 2009 and December 31, 2008 were approximately $1.5 billion and $2.2 billion, respectively. Without the nonperformance risk adjustments, the fair value of unrealized loss on credit swaps would have been approximately $2.0 billion and $3.5 billion at June 30, 2009 and December 31, 2009, respectively. As noted in the response to Comment 1 above, the Company additionally will disclose the unrealized losses on credit swaps at fair value without the nonperformance risk adjustment in future filings.
The effect of inclusion of the nonperformance risk adjustment on the Company’s net credit swap revenue is as follows. As of June 30, 2009, the nonperformance risk adjustment was $495.8 million, compared with an adjustment of approximately $1.3 billion as of December 31, 2008. The reduction in the nonperformance risk adjustment had the effect of reducing the Company’s net credit swap revenue by $757.8 million in the six month period ending June 30, 2009.
At June 30, 2008, the nonperformance risk adjustment was $369.4 million. There was no nonperformance risk adjustment applied as at December 31, 2007 (the Company applied SFAS No. 157 starting January 1, 2008). The consideration of nonperformance risk had the effect of increasing the Company’s net credit swap revenue by $369.4 million in the six month period ending June 30, 2008 and reducing unrealized loss on credit swaps, at fair value by $369.4 million at June 30, 2008).
The $1.3 billion nonperformance risk adjustment at December 31, 2008 includes the nonperformance risk adjustment of $369.4 million recorded for the six months ended June 30, 2008.
In addition, for the staff’s information, on page 23 of Form 10-Q for the quarter ended June 30, 2009, the Company has included, under the caption “Nonperformance Risk Adjustment,” the disclosure of the impact of the change in nonperformance risk in both the current periods presented (e.g., for the three months and six months ended June 30, 2009) as compared with the impact of the change in nonperformance risk in the comparable prior periods presented. The Company will continue to include such comparative information in future filings.

***
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Please do not hesitate to contact me at (212) 697-7001 or Richard Claiden, the Company’s Chief Financial Officer, at (212) 697-3733 if you should need further clarification or additional information with respect to the Company’s responses. As you are aware, we recently experienced difficulties with mail delivery to the Company’s office; accordingly we would appreciate if any subsequent correspondence also be sent by facsimile to (212) 937-3498.
Very truly yours,

/s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer